

July 13, 2011

<u>Via E-mail</u>
Andrew C. Frenette
Chief Financial Officer
Belcrest Capital Fund LLC
Two International Place
Boston, MA 02110

      Re: **Belcrest Capital Fund LLC**
              Form 10-K for fiscal year ended December 31, 2010
              Filed February 28, 2011
              File No. 0-30509

Dear Mr. Frenette:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>(d) The Fund's Contractual Obligations, page 22</u>

1.   In future periodic reports, please disclose the cash requirements for interest on your long-term debt obligations not covered by your interest rate swap agreement or tell us why such disclosure is not necessary. Refer to footnote 46 of SEC Interpretive Release 33-8350.

Belcrest Capital Fund LLC, page 40

Financial Highlights, page 48

2.   As your interest rate swap agreement fixes a portion of the cost of your borrowings under the credit facility, please tell us and include in future periodic reports the impact of interest rate swap agreements on to the ratios of interest and other borrowing costs as presented or tell us why such disclosure is not beneficial.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Accounting Branch Chief